FMI Large Cap Fund Press Release Regarding BP

As of the 3/31/2010 semi-annual shareholder report, the FMI Large Cap Fund (FMIHX) owned a stake in British Petroleum (BP).  On 4/20/2010 an accident occurred in the Gulf of Mexico with the Deepwater Horizon Rig, where BP was a majority owner.  We have received a number of inquiries from fund shareholders regarding the status of our position. Although it has been our policy to only report holdings on a quarterly basis, at times we have found it necessary to provide our shareholders with interim communication.  Given the severity of the situation, we felt it prudent to let our shareholders know that we sold our full position in BP on 6/1/2010.  We thank you for your continued support and for your understanding in this situation.  We look forward to serving your investment needs for the years to come.

Sincerely,

The FMI Funds

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 year and inception (12/31/01) periods (annualized) ended May 28, 2010 were: 19.91%, 4.04%, and 5.85%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Performance data quoted represents past performance; past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance of the Fund may be lower or higher than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus.  Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money.  The prospectus contains this and more information about the FMI Large Cap Fund.  Please read the prospectus carefully before investing.